Dreyfus Appreciation Fund, Inc.
Statement of Investments
March 31, 2005 (Unaudited)

Common Stock-98.3%	Shares		Value($)
Apparel-.9%			
Christian Dior	550,000	a	**40,113,563**
Banking-6.0%			
Bank of America	1,950,000		85,995,000
Federal Home Loan Mortgage	550,000		34,760,000
Federal National Mortgage Association	800,000		43,560,000
HSBC Holdings, ADR	650,000	a	51,610,000
SunTrust Banks	675,000		48,647,250
			264,572,250
Capital Goods-6.0%			
Emerson Electric	950,000		61,683,500
General Electric	5,600,000		201,936,000
			263,619,500
Consumer Staples-5.9%			
Sysco	700,000		25,060,000
Wal-Mart Stores	1,900,000		95,209,000
Walgreen	3,080,000		136,813,600
			257,082,600
Diversified Financials-8.4%			
American Express	1,600,000		82,192,000
Citigroup	3,600,333		161,798,965
J.P. Morgan Chase & Co.	1,925,000		66,605,000
Merrill Lynch	1,050,000		59,430,000
			370,025,965
Energy-18.5%			
BP, ADR	2,300,000		143,520,000
ChevronTexaco	2,600,000		151,606,000
ConocoPhillips	800,000		86,272,000
Exxon Mobil	5,332,598		317,822,841
Occidental Petroleum	400,000		28,468,000
Royal Dutch Petroleum	600,000		36,024,000
TotalFinaElf, ADR	400,000		46,892,000
			810,604,841
Food, Beverage & Tobacco-15.8%			
Altria Group	4,100,000		268,099,000
Anheuser-Busch Cos.	1,400,000		66,346,000
Coca-Cola	3,140,000		130,843,800
Kraft Foods, Cl. A	900,000		29,745,000
Nestle, ADR	1,250,000		85,470,644
PepsiCo	2,100,000		111,363,000
			691,867,444
Hotels Restaurants & Leisure-.9%			
McDonald's	1,225,000		**38,146,500**

Household & Personal Products-5.4%

Colgate-Palmolive	1,010,000	52,691,700
Estee Lauder Cos., Cl. A	800,000	35,984,000
Procter & Gamble	2,800,000	148,400,000
		237,075,700

Insurance-3.8%

American International Group	1,150,000	63,721,500
Berkshire Hathaway, Cl. A	820 [b]	71,340,000
Marsh & McLennan Cos.	1,000,000	30,420,000
		165,481,500

Materials-.4%

Praxair	400,000	**19,144,000**

Media-5.4%

McGraw-Hill Cos.	1,100,000	95,975,000
News, Cl. A	5,796,708	98,080,299
News, Cl. B	240,000 [a]	4,226,400
Time Warner	1,007,500 [b]	17,681,625
Viacom, Cl. B	600,000	20,898,000
		236,861,324

Pharmaceuticals & Biotechnology-11.3%

Abbott Laboratories	1,500,000	69,930,000
Johnson & Johnson	2,150,000	144,394,000
Eli Lilly & Co.	900,000	46,890,000
Merck & Co.	1,500,000	48,555,000
Pfizer	5,775,000	151,709,250
Roche Holding, ADR	600,000	32,143,753
		493,622,003

Retailing-2.4%

Home Depot	1,100,000	42,064,000
Target	1,300,000	65,026,000
		107,090,000

Semiconductors & Semiconductor Equipment-4.1%

Intel	7,650,000	**177,709,500**

Software & Services-2.1%

Microsoft	3,750,000	**90,637,500**

Transportation-1.0%

United Parcel Service, Cl. B	600,000	**43,644,000**

Total Common Stocks
(cost $3,082,243,597)

4,307,298,190

| | Principal | |
Short Term Investments-1.5%	Amount($)	Value($)
U.S. Treasury Bills:		
2.54%, 4/7/2005	19,984,000	19,975,607
2.63%, 4/14/2005	33,183,000	33,152,140
2.61%, 4/21/2005	5,295,000	5,287,375
2.55%, 4/28/2005	7,498,000	7,483,529
Total Short-Term Investments		
(cost $65,897,986)		**65,898,651**

| Investment Of Cash Collateral | | |
for Securities Loaned-.6%	Shares	Value($)
Registered Investment Company:		
Dreyfus Institutional Cash Advantage Fund		
(cost $27,383,464)	27,383,464 [c]	**27,383,464**

Total Investments(Cost $3,175,525,047)	100.4%	**4,400,580,305**
Liabilities, Less Cash and Receivables	(.4%)	**(18,411,954)**
Net Assets	100.0%	**4,382,168,351**

ADR-American Depository Receipts.

[a] *All or a portion of these securities are on loan. At March 31, 2005 the total market value of the fund's securities on loan is $26,587,082 and the total market value of the collateral held by the fund is $27,383,464.*

[b] *Non-Income Producing.*

[c] *Investments in affiliated money market mutual funds.*

[d] *Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*